Supplementary Material for Financial Results for the 3 months ended December 31,
                              2004 (Consolidated)

                                                                       [US GAAP]

----------------------------------------------------------------------------------------------------------------------------------
                                FY2004 in accordance with U.S. GAAP                            FY2005
                                -----------------------------------------------------          -----------------------------------
                                         (Note 1)                  (Note 1) (Note 1)   FY2004           (Note 1)
                                -----------------          ----------------            12 mos  -----------------        ----------
                                                                                       ending
                                   1Q       2Q    1st Half    3Q       4Q   2nd Half  March 31,  1Q       2Q    1st Half    3Q
                                                                                        2004
----------------------------------------------------------------------------------------------------------------------------------
Vehicle Production

(thousands of units)             1,535    1,529    3,064    1,672    1,777    3,449    6,513    1,744    1,725    3,469    1,805
    ------------------------------------------------------------------------------------------------------------------------------
    (Japan) - including
      Daihatsu & Hino            1,006    1,016    2,022    1,100    1,162    2,262    4,284    1,077    1,100    2,177    1,115

        [Daihatsu]             [   141 ][   156 ][   297 ][   163 ][   179 ][   342 ][   639 ][   162 ][   165 ][   327 ][   173 ]

        [Hino]                 [    18 ][    26 ][    44 ][    21 ][    22 ][    43 ][    87 ][    23 ][    25 ][    48 ][    23 ]
    ------------------------------------------------------------------------------------------------------------------------------
    (Overseas) - including
      Daihatsu & Hino              529      513    1,042      572      615    1,187    2,229      667      625    1,292      690

        [Daihatsu]             [     4 ][     6 ][    10 ][     6 ][     8 ][    14 ][    24 ][    12 ][    14 ][    26 ][    13 ]

        [Hino]                 [     - ][     - ][     - ][     - ][     - ][     - ][     - ][     - ][     - ][     - ][     - ]
        --------------------------------------------------------------------------------------------------------------------------
            North America          249      240      489      259      286      545    1,034      297      278      575      271
        --------------------------------------------------------------------------------------------------------------------------
                Europe             126      104      230      137      148      285      515      146      137      283      156
        --------------------------------------------------------------------------------------------------------------------------
                 Asia               88       96      184      109      109      218      402      150      131      281      190
        --------------------------------------------------------------------------------------------------------------------------
            Latin America           15       16       31       17       19       36       67       21       21       42       18
        --------------------------------------------------------------------------------------------------------------------------
               Oceania              28       31       59       29       27       56      115       28       29       57       25
        --------------------------------------------------------------------------------------------------------------------------
                Africa              23       26       49       21       26       47       96       25       29       54       30
----------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales
 (thousands of units)            1,594    1,576    3,170    1,700    1,849    3,549    6,719    1,791    1,776    3,567    1,839
    ------------------------------------------------------------------------------------------------------------------------------
    (Japan) - including
      Daihatsu & Hino              543      538    1,081      554      668    1,222    2,303      538      568    1,106      573

        [Daihatsu]             [   120 ][   120 ][   240 ][   118 ][   155 ][   273 ][   513 ][   126 ][   131 ][   257 ][   129 ]

        [Hino]                 [     9 ][    16 ][    25 ][    12 ][    14 ][    26 ][    51 ][    10 ][    14 ][    24 ][    12 ]
    ------------------------------------------------------------------------------------------------------------------------------
    (Overseas) - including
      Daihatsu & Hino            1,051    1,038    2,089    1,146    1,181    2,327    4,416    1,253    1,208    2,461    1,266

        [Daihatsu]             [    22 ][    26 ][    48 ][    27 ][    35 ][    62 ][   110 ][    35 ][    38 ][    73 ][    39 ]

        [Hino]                 [     8 ][     9 ][    17 ][     8 ][    11 ][    19 ][    36 ][    11 ][    12 ][    23 ][    11 ]
        --------------------------------------------------------------------------------------------------------------------------
            North America          509      496    1,005      561      537    1,098    2,103      572      554    1,126      576
        --------------------------------------------------------------------------------------------------------------------------
                Europe             234      207      441      218      239      457      898      247      229      476      249
        --------------------------------------------------------------------------------------------------------------------------
                 Asia              122      128      250      147      160      307      557      202      184      386      195
        --------------------------------------------------------------------------------------------------------------------------
            Latin America           32       37       69       36       41       77      146       45       46       91       47
        --------------------------------------------------------------------------------------------------------------------------
               Oceania              60       57      117       60       59      119      236       64       61      125       56
        --------------------------------------------------------------------------------------------------------------------------
                Africa              38       36       74       40       77      117      191       56       52      108       64
        --------------------------------------------------------------------------------------------------------------------------
        the Middle East and Others  56       77      133       84       68      152      285       67       82      149       79
----------------------------------------------------------------------------------------------------------------------------------
Total Retail Unit Sales
 (thousands of units)            1,696    1,744    3,440    1,663    1,913    3,576    7,016    1,856    1,876    3,732    1,884
----------------------------------------------------------------------------------------------------------------------------------
Housing Sales (units)              761    1,408    2,169    1,442    1,141    2,583    4,752      848    1,346    2,194    1,443
----------------------------------------------------------------------------------------------------------------------------------

-------------------------------  --------------

                                   FY2005

                                   Prospects
                                    Ending
                                   March 31,
                                      2005
-------------------------------  --------------
Vehicle Production

(thousands of units)
    -----------------------------
    (Japan) - including
      Daihatsu & Hino

        [Daihatsu]

        [Hino]
    -----------------------------
    (Overseas) - including
      Daihatsu & Hino

        [Daihatsu]

        [Hino]
        -------------------------
            North America
        -------------------------
                Europe
        -------------------------
                 Asia
        -------------------------
            Latin America
        -------------------------
               Oceania
        -------------------------
                Africa
-----------------------------------------------
Vehicle Sales
 (thousands of units)                7,290
    -------------------------------------------
    (Japan) - including
      Daihatsu & Hino                2,370

        [Daihatsu]                 [   540 ]

        [Hino]                     [    50 ]
    -------------------------------------------
    (Overseas) - including
      Daihatsu & Hino                4,920

        [Daihatsu]                 [   140 ]

        [Hino]                     [    40 ]
        -------------------------
            North America            2,250
        -------------------------
                Europe                 970
        -------------------------
                 Asia                  810
        -------------------------
            Latin America              180
        -------------------------
               Oceania                 230
        -------------------------
                Africa                 210
        -------------------------
        the Middle East and Others     270
-----------------------------------------------
Total Retail Unit Sales
 (thousands of units)
-----------------------------------------------
Housing Sales (units)
-----------------------------------------------

Supplementary Material for Financial Results for the 3 months ended December 31,
                              2004 (Consolidated)

                                                                       [US GAAP]

-----------------------------------------------------------------------------------------------------------------------------------
                                 FY2004 in accordance with U.S. GAAP                            FY2005
                                 -----------------------------------------------------          -----------------------------------
                                          (Note 1)                  (Note 1) (Note 1)   FY2004           (Note 1)
                                 -----------------          ----------------            12 mos  -----------------        ----------
                                                                                        ending
                                    1Q       2Q    1st Half    3Q       4Q   2nd Half  March 31,  1Q       2Q    1st Half    3Q
                                                                                         2004
-----------------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Rate

    Yen to US Dollar Rate            119      118      118      109      107      108      113      110      110      110      106
    -------------------------------------------------------------------------------------------------------------------------------
    Yen to Euro Rate                 135      131      134      130      134      132      133      132      134      133      137
-----------------------------------------------------------------------------------------------------------------------------------
Registered Toyota Vehicles
 (in Japan)

(thousands of units)                 395      413      808      407      514      921    1,729      378      436      814      430
-----------------------------------------------------------------------------------------------------------------------------------
Market Share (Japan)

    Toyota (excluding
      Mini-cars) (%)                44.9     40.4     42.5     44.4     42.5     43.3     42.9     46.1     43.3     44.6     46.4
    -------------------------------------------------------------------------------------------------------------------------------
    Toyota, Daihatsu and Hino

    (including Mini-cars) (%)       41.1              39.7     40.0                       39.6     41.6              41.0     42.5
-----------------------------------------------------------------------------------------------------------------------------------
Number of Employees                                265,532                             264,410                    269,310
-----------------------------------------------------------------------------------------------------------------------------------
Net Revenues (billions of yen)   4,092.9  4,131.3  8,224.2  4,386.0  4,684.5  9,070.5 17,294.7  4,510.3  4,515.3  9,025.6  4,644.0
    -------------------------------------------------------------------------------------------------------------------------------
    Geographical Segment
        ---------------------------------------------------------------------------------------------------------------------------
               Japan             2,714.2  2,783.1  5,497.3  2,933.6  3,159.1  6,092.7 11,590.0  2,857.6  2,923.0  5,780.6  3,018.3
        ---------------------------------------------------------------------------------------------------------------------------
           North America         1,530.8  1,483.3  3,014.1  1,603.7  1,509.8  3,113.5  6,127.6  1,626.1  1,563.6  3,189.7  1,595.7
        ---------------------------------------------------------------------------------------------------------------------------
               Europe              529.9    502.4  1,032.3    514.3    617.7  1,132.0  2,164.3    591.0    610.3  1,201.3    631.8
        ---------------------------------------------------------------------------------------------------------------------------
               Others              548.7    554.1  1,102.8    592.5    666.6  1,259.1  2,361.9    670.4    661.9  1,332.3    695.9
        ---------------------------------------------------------------------------------------------------------------------------
            Elimination         -1,230.7 -1,191.6 -2,422.3 -1,258.1 -1,268.7 -2,526.8 -4,949.1 -1,234.8 -1,243.5 -2,478.3 -1,297.7
    -------------------------------------------------------------------------------------------------------------------------------
    Business Segment
        ---------------------------------------------------------------------------------------------------------------------------
             Automotive          3,798.5  3,791.9  7,590.4  4,055.3  4,328.1  8,383.4 15,973.8  4,199.8  4,139.8  8,339.6  4,278.4
        ---------------------------------------------------------------------------------------------------------------------------
         Financial Services        184.0    187.5    371.5    180.6    184.8    365.4    736.9    180.9    203.5    384.4    196.1
        ---------------------------------------------------------------------------------------------------------------------------
             All Other             183.7    220.0    403.7    214.7    277.8    492.5    896.2    205.7    261.1    466.8    243.3
        ---------------------------------------------------------------------------------------------------------------------------
            Elimination            -73.3    -68.1   -141.4    -64.6   -106.2   -170.8   -312.2    -76.1    -89.1   -165.2    -73.8
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income
  (billions of yen)                340.7    427.0    767.7    401.6    497.5    899.1  1,666.8    448.6    417.6    866.2    422.9

    (Operating Income
      Ratio) (%)                 (   8.3 )(  10.3 )(   9.3 )(   9.2 )(  10.6 )(   9.9 )(   9.6 )(   9.9 )(   9.2 )(   9.6 )(   9.1 )
    -------------------------------------------------------------------------------------------------------------------------------
    Geographical Segment
        ---------------------------------------------------------------------------------------------------------------------------
               Japan               252.1    277.6    529.7    226.1    352.3    578.4  1,108.1    253.0    237.6    490.6    237.3
        ---------------------------------------------------------------------------------------------------------------------------
           North America            64.6     99.0    163.6    128.2     99.2    227.4    391.0    129.8    114.9    244.7    127.8
        ---------------------------------------------------------------------------------------------------------------------------
               Europe                6.1     16.4     22.5     24.7     25.3     50.0     72.5     30.9     35.4     66.3     26.5
        ---------------------------------------------------------------------------------------------------------------------------
               Others               20.5     32.8     53.3     24.3     19.3     43.6     96.9     37.7     33.2     70.9     33.5
        ---------------------------------------------------------------------------------------------------------------------------
            Elimination             -2.6      1.2     -1.4     -1.7      1.4     -0.3     -1.7     -2.8     -3.5     -6.3     -2.2
    -------------------------------------------------------------------------------------------------------------------------------
    Business Segment
        ---------------------------------------------------------------------------------------------------------------------------
             Automotive            333.9    368.7    702.6    347.8    468.6    816.4  1,519.0    403.8    353.0    756.8    355.5
        ---------------------------------------------------------------------------------------------------------------------------
         Financial Services         10.6     51.1     61.7     52.3     32.0     84.3    146.0     46.2     56.5    102.7     58.7
        ---------------------------------------------------------------------------------------------------------------------------
             All Other              -2.8      8.8      6.0      5.5      3.7      9.2     15.2      1.5     11.2     12.7     11.0
        ---------------------------------------------------------------------------------------------------------------------------
            Elimination             -1.0     -1.6     -2.6     -4.0     -6.8    -10.8    -13.4     -2.9     -3.1     -6.0     -2.3
-----------------------------------------------------------------------------------------------------------------------------------
Income before taxes
 (billions of yen)                 371.2    440.8    812.0    429.7    524.0    953.7  1,765.7    470.4    442.8    913.2    447.1

    (Income before taxes
      Ratio)(%)                 (    9.1 )(  10.7 )(   9.9 )(   9.8 )(  11.2 )(  10.5 )(  10.2 )(  10.4 )(   9.8 )(  10.1 )(   9.6 )
-----------------------------------------------------------------------------------------------------------------------------------
Equity in Earnings of
 Affiliated Companies

    (billions of yen)               21.1     19.9     41.0     38.1     41.1     79.2    120.2     34.7     24.1     58.8     39.3
-----------------------------------------------------------------------------------------------------------------------------------
Net Income (billions of yen)       222.5    301.9    524.4    286.4    351.2    637.6  1,162.0    286.6    297.4    584.0    296.5

    (Net Income Ratio) (%)      (    5.4 )(   7.3 )(   6.4 )(   6.5 )(   7.5 )(   7.0 )(   6.7 )(   6.4 )(   6.6 )(   6.5 )(   6.4 )
-----------------------------------------------------------------------------------------------------------------------------------

-------------------------------         --------------

                                          FY2005

                                          Prospects
                                           Ending
                                          March 31,
                                             2005
-------------------------------         --------------
Foreign Exchange Rate                    as premise:

    Yen to US Dollar Rate                    106
    ---------------------------         --------------
    Yen to Euro Rate                         135
-------------------------------         --------------
Registered Toyota Vehicles
 (in Japan)                             approximately

(thousands of units)                       1,785
-------------------------------         --------------
Market Share (Japan)                    approximately

    Toyota (excluding
      Mini-cars) (%)                         45%
    ---------------------------         --------------
    Toyota, Daihatsu and Hino

    (including Mini-cars) (%)
-------------------------------         --------------
Number of Employees            (Note 2)
-------------------------------         --------------
Net Revenues (billions of yen)
    ---------------------------
    Geographical Segment
        -----------------------
               Japan
        -----------------------
           North America
        -----------------------
               Europe
        -----------------------
               Others
        -----------------------
            Elimination
    ---------------------------
    Business Segment
        -----------------------
             Automotive
        -----------------------
         Financial Services
        -----------------------
             All Other
        -----------------------
            Elimination
-------------------------------         --------------
Operating Income
  (billions of yen)

    (Operating Income
      Ratio) (%)
    ---------------------------
    Geographical Segment
        -----------------------
               Japan
        -----------------------
           North America
        -----------------------
               Europe
        -----------------------
               Others
        -----------------------
            Elimination
    ---------------------------
    Business Segment
        -----------------------
             Automotive
        -----------------------
         Financial Services
        -----------------------
             All Other
        -----------------------
            Elimination
-------------------------------         --------------
Income before taxes
 (billions of yen)

    (Income before taxes
      Ratio)(%)
-------------------------------         --------------
Equity in Earnings of
 Affiliated Companies

    (billions of yen)
-------------------------------         --------------
Net Income (billions of yen)

    (Net Income Ratio) (%)
-------------------------------         --------------

Supplementary Material for Financial Results for the 3 months ended December 31,
                              2004 (Consolidated)

                                                                       [US GAAP]

-----------------------------------------------------------------------------------------------------------------------------------
                                 FY2004 in accordance with U.S. GAAP                            FY2005
                                 -----------------------------------------------------          -----------------------------------
                                          (Note 1)                  (Note 1) (Note 1)   FY2004           (Note 1)
                                 -----------------          ----------------            12 mos  -----------------        ----------
                                                                                        ending
                                    1Q       2Q    1st Half    3Q       4Q   2nd Half  March 31,  1Q       2Q    1st Half    3Q
                                                                                         2004
-----------------------------------------------------------------------------------------------------------------------------------
Research & Development
 (billions of yen)                 148.1    156.5    304.6    172.8    204.8    377.6    682.2    158.7    192.7    351.4    181.3
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation (billions of yen)     180.1    196.6    376.7    180.5    230.9    411.4    788.1    181.2    210.9    392.1    184.1
    -------------------------------------------------------------------------------------------------------------------------------
    Geographical Segment
        ---------------------------------------------------------------------------------------------------------------------------
               Japan               113.3    115.8    229.1    114.2    143.5    257.7    486.8    112.8    129.1    241.9    114.4
        ---------------------------------------------------------------------------------------------------------------------------
           North America            38.7     54.2     92.9     39.4     44.2     83.6    176.5     38.7     49.8     88.5     37.7
        ---------------------------------------------------------------------------------------------------------------------------
               Europe               14.3     14.0     28.3     14.4     23.7     38.1     66.4     16.6     18.5     35.1     16.4
        ---------------------------------------------------------------------------------------------------------------------------
               Others               13.8     12.6     26.4     12.5     19.5     32.0     58.4     13.1     13.5     26.6     15.6
-----------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures
 (billions of yen)                 180.9    240.5    421.4    196.9    339.4    536.3    957.7    215.5    285.1    500.6    207.4
    -------------------------------------------------------------------------------------------------------------------------------
    Geographical Segment
        ---------------------------------------------------------------------------------------------------------------------------
               Japan                93.1    150.6    243.7    123.5    197.7    321.2    564.9    128.6    153.1    281.7    128.6
        ---------------------------------------------------------------------------------------------------------------------------
           North America            50.9     41.1     92.0     30.0     87.9    117.9    209.9     34.6     56.0     90.6     30.7
        ---------------------------------------------------------------------------------------------------------------------------
               Europe               18.3     24.6     42.9     17.9     26.9     44.8     87.7     14.7     16.9     31.6     15.8
        ---------------------------------------------------------------------------------------------------------------------------
               Others               18.6     24.2     42.8     25.5     26.9     52.4     95.2     37.6     59.1     96.7     32.3
-----------------------------------------------------------------------------------------------------------------------------------
Total Liquid Assets
 (billions of yen)                                 3,167.6                             3,229.8                    3,415.9
-----------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow
 (billions of yen)                                     1.0                               949.9                      -70.3
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets (billions of yen)  20,901.5          20,777.1 21,086.2                   22,040.2 22,605.4          23,310.1 23,119.1
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
 (billions of yen)               7,363.0           7,572.4  7,638.2                    8,178.6  8,349.9           8,542.0  8,718.7
-----------------------------------------------------------------------------------------------------------------------------------
Return on Equity (%)                12.3              14.3     15.1                       15.2     13.9              14.0     13.7
-----------------------------------------------------------------------------------------------------------------------------------
Return on Asset (%)                  4.3               5.1      5.5                        5.5      5.1               5.2      5.1
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Number of Consolidated
 Subsidiaries                                        561                                 554                        540
-----------------------------------------------------------------------------------------------------------------------------------
Number of Affiliates Accounted

for Under the Equity Method                           54                                  53                         56
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------         --------------

                                           FY2005

                                           Prospects
                                            Ending
                                           March 31,
                                              2005
--------------------------------         --------------
Research & Development
 (billions of yen)                          710.0
--------------------------------         --------------
Depreciation (billions of yen)   (Note 3)   810.0
    ----------------------------         --------------
    Geographical Segment
        ------------------------         --------------
               Japan                        490.0
        ------------------------         --------------
           North America                    160.0
        ------------------------         --------------
               Europe                        80.0
        ------------------------         --------------
               Others                        80.0
--------------------------------         --------------
Capital Expenditures
 (billions of yen)               (Note 3) 1,060.0
    ----------------------------         --------------
    Geographical Segment
        ------------------------         --------------
               Japan                        640.0
        ------------------------         --------------
           North America                    140.0
        ------------------------         --------------
               Europe                        90.0
        ------------------------         --------------
               Others                       190.0
--------------------------------         --------------
Total Liquid Assets
 (billions of yen)               (Note 4)
--------------------------------
Free Cash Flow
 (billions of yen)               (Note 5)
--------------------------------
Total Assets (billions of yen)
--------------------------------
Shareholders' Equity
 (billions of yen)
--------------------------------
Return on Equity (%)
--------------------------------
Return on Asset (%)
--------------------------------
--------------------------------
Number of Consolidated
 Subsidiaries
--------------------------------
Number of Affiliates Accounted
for Under the Equity Method
--------------------------------

------------------------------------------------------------------------------------
Contributing Factors to Operating Income FY2005 3Q(billions of yen, approximately)
    --------------------------------------------------------------------------------
                                          Consolidated  Unconsolidated  Subsidiaries
    --------------------------------------------------------------------------------
    Operational Efforts                       30.0         -10.0           40.0
    --------------------------------------------------------------------------------
    Cost Reduction Efforts                    40.0          20.0           20.0
      ------------------------------------------------------------------------------
      From Engineering                        25.0          15.0           10.0
      ------------------------------------------------------------------------------
      From Manufacturing and Logistics        15.0           5.0           10.0
    --------------------------------------------------------------------------------
    Unfavorable Foreign Exchange Rate        -10.0         -10.0            0.0
    --------------------------------------------------------------------------------
    Increases in Expenses, etc.              -38.7         -31.6           -7.1
------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
--------------------------------------------------------------------------------

Supplementary Material for Financial Results for the 3 months ended December 31,
                              2004 (Unconsolidated)

                                                                    [Japan GAAP]

---------------------------------------------------------------------------------------------------------------------------
                                            FY 2001               FY 2002               FY 2003               FY 2004
                                       --------             --------              --------              --------
                                        6 mos      12 mos    6 mos      12 mos     6 mos      12 mos     6 mos      12 mos
                                        ending     ending    ending     ending     ending     ending     ending     ending
                                       Sep. 30,   March 31,  Sep. 30,  March 31,   Sep. 30,  March 31,  Sep. 30,  March 31,
                                         2000       2001      2001       2002       2002       2003       2003       2004
===========================================================================================================================
Vehicle Production
(thousands of units)                    1,637      3,422     1,644      3,364      1,676      3,513      1,682      3,558
---------------------------------------------------------------------------------------------------------------------------
Vehicle Sales (thousands of units)      1,701      3,520     1,674      3,428      1,691      3,559      1,720      3,625
    -----------------------------------------------------------------------------------------------------------------------
    Japan                                 835      1,816       850      1,720        800      1,724        830      1,765
    -----------------------------------------------------------------------------------------------------------------------
    Exports                               866      1,704       824      1,708        891      1,835        890      1,860
      ---------------------------------------------------------------------------------------------------------------------
      North America                       357        710       353        754        414        841        398        811
      ---------------------------------------------------------------------------------------------------------------------
         Europe                           254        487       200        425        182        392        198        419
      ---------------------------------------------------------------------------------------------------------------------
          Asia                             61        121        58        106         80        165         71        151
      ---------------------------------------------------------------------------------------------------------------------
      Latin America                        47         97        52         93         34         71         28         61
      ---------------------------------------------------------------------------------------------------------------------
         Oceania                           62        115        58        116         71        137         78        158
      ---------------------------------------------------------------------------------------------------------------------
         Others                            85        174       103        214        110        229        117        260
---------------------------------------------------------------------------------------------------------------------------
Net Sales (billions of yen)           3,708.7    7,903.5   4,011.9    8,284.9    4,204.7    8,739.3    4,302.1    8,963.7
    -----------------------------------------------------------------------------------------------------------------------
         Japan                        1,682.3    3,767.2   1,767.3    3,544.3    1,607.3    3,438.4    1,667.5    3,593.1
    -----------------------------------------------------------------------------------------------------------------------
        Exports                       2,026.4    4,136.3   2,244.5    4,740.6    2,597.4    5,300.8    2,634.5    5,370.5
---------------------------------------------------------------------------------------------------------------------------
Operating Income (billions of yen)      191.3      506.8     354.2      748.9      471.3      861.3      459.1      833.7
    (Operating Income

     Ratio)(%)                       (    5.2 )(     6.4 )(    8.8 ) (    9.0 )(    11.2 )(     9.9 )(    10.7 )(     9.3 )
---------------------------------------------------------------------------------------------------------------------------
Ordinary Income (billions of yen)       226.7      621.7     347.1      768.9      481.7      892.6      510.5      915.7

    (Ordinary Income
     Ratio) (%)                      (    6.1 )(     7.9 )(    8.7 ) (    9.3 )(    11.5 )(    10.2 )(    11.9 )(    10.2 )
---------------------------------------------------------------------------------------------------------------------------
Net Income (billions of yen)            104.3      333.5     203.5      470.2      382.2      634.0      338.0      581.4

    (Net Income Ratio) (%)           (    2.8 )(     4.2 )(    5.1 ) (    5.7 )(     9.1 )(     7.3 )(     7.9 )(     6.5 )
---------------------------------------------------------------------------------------------------------------------------
Shareholders Return
    -----------------------------------------------------------------------------------------------------------------------
    Dividend Payout (billions of yen)    41.1       92.7      47.4      101.5       56.8      125.8       67.9      151.2

      Dividend Per Share (yen)             11         25        13         28         16         36         20         45

      Payout Ratio (%)                   39.4       27.8      23.3       21.6       14.9       19.8       20.1       26.0
    -----------------------------------------------------------------------------------------------------------------------
    Value of shares canceled
    (billions of yen)                    26.3      263.5     129.2      129.2      143.0      143.0         -          -
    -----------------------------------------------------------------------------------------------------------------------
    Shareholder Return (%)               64.7      106.8      86.8       49.1       52.3       42.4       20.1       26.0
    -----------------------------------------------------------------------------------------------------------------------
    Value of shares repurchased
    (billions of yen)                    26.3      263.6     129.2      277.5      163.3      453.4      161.7      398.8
    -----------------------------------------------------------------------------------------------------------------------
Number of Outstanding Shares
(thousands)                         3,743,405  3,684,997 3,649,997  3,649,997  3,609,997  3,609,997  3,609,997  3,609,997
---------------------------------------------------------------------------------------------------------------------------
Number of Employees                    65,907     66,005    65,029     66,820     66,874     65,551     66,099     65,346
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------
                                              FY 2005
                                        -------- prospects for
                                         6 mos      12 mos
                                         ending     ending
                                        Sep. 30,   March 31,
                                          2004       2005
==============================================================
Vehicle Production
(thousands of units)                     1,802      3,760
--------------------------------------------------------------
Vehicle Sales (thousands of units)       1,805      3,800
    ----------------------------------------------------------
    Japan                                  838      1,810
    ----------------------------------------------------------
    Exports                                967      1,990
      --------------------------------------------------------
      North America                        412        860
      --------------------------------------------------------
         Europe                            197        420
      --------------------------------------------------------
          Asia                              82        150
      --------------------------------------------------------
      Latin America                         38         80
      --------------------------------------------------------
         Oceania                            89        170
      --------------------------------------------------------
         Others                            149        310
--------------------------------------------------------------
Net Sales (billions of yen)            4,459.7    9,100.0
    ----------------------------------------------------------
         Japan                         1,723.0
    ----------------------------------------------------------
        Exports                        2,736.7
--------------------------------------------------------------
Operating Income (billions of yen)       392.3      730.0

    (Operating Income
     Ratio)(%)                       (     8.8 )(     8.0 )
--------------------------------------------------------------
Ordinary Income (billions of yen)        442.3      890.0

    (Ordinary Income
     Ratio) (%)                      (     9.9 )(     9.8 )
--------------------------------------------------------------
Net Income (billions of yen)             263.7      540.0

    (Net Income Ratio) (%)           (     5.9 )(     5.9 )
--------------------------------------------------------------
Shareholders Return
    ----------------------------------------------------------
    Dividend Payout (billions of yen)     82.0

      Dividend Per Share (yen)            25.0

      Payout Ratio (%)                    31.1
    ----------------------------------------------------------
    Value of shares canceled
    (billions of yen)                        -
    ----------------------------------------------------------
    Shareholder Return (%)                31.1                (Note 6)
    ----------------------------------------------------------
    Value of shares repurchased
    (billions of yen)                    208.4
    ----------------------------------------------------------
Number of Outstanding Shares
(thousands)                          3,609,997
--------------------------------------------------------------
Number of Employees                     64,408                (Note 2)
--------------------------------------------------------------

    (Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY03 - 1st Half , 4Q = 2nd Half - 3Q
    (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
    (Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
    (Note 4) Excluding financial subsidiaries
    (Note 5) Calculation:  Cash flows from operating activities + Cash flows from investing activities
             (excluding financial entities)
    (Note 6) Calculation:  (Dividend payout + Value of shares canceled) / Net income


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Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
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